EXHIBIT 15.1


                        CONSENT OF MR. DEAN BESSERER OF
                              APEX GEOSCIENCE LTD.



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               CONSENT OF MR. D. BESSERER OF APEX GEOSCIENCE LTD.



The undersigned on behalf of himself and APEX Geoscience Ltd. hereby consents to the use of and reference to the undersigned's report entitled "The Bulakashu Property, The Bulakashu Mining District, Chui Oblast, Kyrgyzstan" dated June 15, 2005, prepared by the undersigned for APEX Geoscience Ltd., in this Annual Report of Centrasia Mining Corp. on Form 20-F for the year ended May 31, 2005.


/s/ Dean Besserer
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Dean J. Besserer


Edmonton, Alberta
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City, State/Province


October 25, 2005
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Date